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                             September 20, 2021

       Ross Sklar
       Chief Executive Officer
       Starco Brands, Inc.
       250 26th Street, Suite 200
       Santa Monica, CA

                                                        Re: Starco Brands, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2021
                                                            File No. 024-11622

       Dear Mr. Sklar:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed August 31, 2021

       Risk Factors
       Risks Related to Our Company and its Business
       "The novel coronavirus (COVID-19) pandemic may have an impact on . . .", page 13

   1. In light of the time that has passed since the initial outbreak of the novel coronavirus
                                                        (COVID-19) pandemic in
December 2019, please revise this risk factor to specifically discuss the impact that
the COVID-19 pandemic has had on your business to date, rather than presenting such
risks as hypothetical. In this regard, please revise to clarify that
                                                        COVID-19 has impacted
you in 2020 and 2021, if true, and disclose any material effects of COVID-19 on your
business, financial condition and results of operations. For instance, we note your
disclosure elsewhere in the filing indicating that the pandemic contributed positively
to the 468.2% increase in your royalty revenues during your fiscal year ended 2020, as
well as to the significant increase from the net loss you recorded in fiscal 2019 to the net
income you recognized in fiscal 2020. Also, discuss what
 Ross Sklar
FirstName  LastNameRoss   Sklar
Starco Brands, Inc.
Comapany 20,
September  NameStarco
               2021    Brands, Inc.
September
Page 2     20, 2021 Page 2
FirstName LastName
         management expects the pandemic's future impact will be (considering, for example, the prevalence of COVID-19 vaccines), how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming
         changes to your Management   s Discussion and Analysis of Financial
Condition and
         Results of Operations section. For guidance, consider the Division of Corporation
         Finance's Disclosure Guidance: Topic Nos. 9 and 9A, available on our public website.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

2. To provide additional context for investors, please revise to separately quantify the portions of your royalty revenues attributable to sales of your Breathe hand sanitizer and cleaning sprays, Kleen-out, and Winona Popcorn Spray for all periods presented in this section.
Three months ended June 30, 2021 compared to the three months ended June 30, 2020, page 35

3. Please revise your results of operations discussion to quantify the COVID-19 pandemic's impact on your revenues and any COVID-related costs incurred during the three and six months ended June 30, 2021. In doing so, please quantify, to the extent practicable, the impact that COVID-19 had on the decreases in your royalty revenue, sales of your Breathe hand sanitizer and cleaning sprays, and net loss during the three months ended June 30,
         2021. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A.
Trend Information, page 37

4. Please amend your disclosure to provide a brief explanation for the sharp decrease in sales of your Breathe products for the three months ended June 30, 2021, including an explanation of whether you expect this trend to continue as public health concerns related to the pandemic and government-imposed quarantines and other COVID restrictions are eased and the COVID-19 vaccine roll-outs continue to gain traction. Refer to CF
         Disclosure Guidance: Topic Nos. 9 and 9A.
Interest of Management and Others in Certain Transactions, page 42

5. Please revise your disclosure in this section to ensure that you briefly describe any transactions or any currently proposed transactions during your last two completed fiscal years and the current fiscal year. For instance, you do not describe your royalty revenue generated from related parties during your 2019 fiscal year, some of which you previously disclosed but have recently deleted. As a related matter, we note your disclosure on page 43 that "there are $133,599 of accounts receivable from related companies as of June 30, 2021" and "[a]ll revenue received is from related parties." Please revise to indicate the name of the parties in the noted related party transactions, their relationship to the company, the nature of their interest in the transactions, and the amount of their interest in the transactions. Refer to Item 13(a) of
 Ross Sklar
FirstName  LastNameRoss   Sklar
Starco Brands, Inc.
Comapany 20,
September  NameStarco
               2021    Brands, Inc.
September
Page 3     20, 2021 Page 3
FirstName LastName
         Part II of Form 1-A.
6. We note your disclosure on page 42 that on June 28, 2021 Ross Sklar advanced an additional $100,000 to you on the same terms as the promissory note that you executed with Mr. Sklar on January 24, 2020. Please clarify whether the additional $100,000 was advanced to you under a new promissory note, or if the promissory note that you entered into with Mr. Sklar in January 2020 has been amended to reflect the additional $100,000 that was advanced to you on June 28, 2021. Additionally, please either file the new promissory note or amended promissory note as an exhibit, or tell us why you believe you are not required to do so. See Item 17(6) of Part III of Form 1-A. Exhibits

7. Please revise the legal opinion to include an opinion regarding the shares being offered by selling stockholders.
General

8. You disclose that the maximum offering amount is $50 million, however, it appears that you are using the midpoint of the price range in making this calculation. Please revise the disclosure in your offering circular, legal opinion and Part I, Item 4 of your Form 1-A to use the maximum offering amount, calculated using the upper limit of the price range. As a related matter, please revise to indicate the upper limit of your price range as the "price per security" in Item 4 of Part I of your Form 1-A. For additional guidance, refer to Item
         1(j) and Instruction to Item 1(j) to Part II of Form 1-A, as well as to Rule 253(b)(2)(ii) of
         Regulation A.
9. We note that the company may undertake one or more closings on a rolling basis and that
         "[a]fter the initial closing of this Offering, [you] expect to hold closings on at least a
         monthly basis." We also note that an investor   s subscription is
irrevocable according to
         the subscription agreement, although this feature is not disclosed in the Offering Circular.
         Please disclose when you expect to hold your initial closing and what factors you will consider in determining whether and when to hold additional closings and explain to us in more detail how the rolling closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the rolling closings, such as how long a rolling closing will take, and whether the decision to effect a
         rolling closing is in the company   s sole discretion.

         Additionally, please revise to clarify the following:
             If true, that a subscription is irrevocable and that a subscriber has no rights after submitting a subscription agreement to request the return of their funds before the next closing;
             What rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing;
             How and when you plan to notify investors regarding the date of the next closing;
 Ross Sklar
Starco Brands, Inc.
September 20, 2021
Page 4
             Whether you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date of closing will be closed upon on that date or the next monthly closing; and
             Whether each closing is only expected to last for a single day.
10. We note that the auditor's consent in Exhibit 11 indicates that Haynie & Company has prepared an audit report for your audited financials for the years ended December 31,
       2020 and 2019. However, we do not see an auditor report for these audited financials in the filing. Please amend to provide an independent auditor's report for your audited financials for the years ended December 31, 2020 and 2019.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                             Sincerely,
FirstName LastNameRoss Sklar
                                                             Division of
Corporation Finance
Comapany NameStarco Brands, Inc.
                                                             Office of Trade &
Services
September 20, 2021 Page 4
cc:       Jeanne Campanelli
FirstName LastName